BUSINESS

Description of the Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology. Jetoptera shall seek airworthiness releases and authority to operate in accordance with Department of Defense regulations to enable experimental and operational test flights in support of contracts as awarded.

Business Plan

The Company is targeting the military market first, reaching out directly to the United States Army, Air Force, Navy, and Marine Corps. First, we hope to receive funding, initially for R&D, and later to win contracts. We will target several defense aerospace companies that have existing programs of record with the U.S. government. We aim to establish teaming agreements with them, where we provide the propulsion system, and they build the airframe. We will also target commercial logistics providers about setting up pilot programs. Finally, we aim to build a manned prototype and certify it in conjunction with propulsion and airframe partners. We expect the majority of our business to be commercial over time.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
J-55	Small drone (under 55 lbs.), turbojet power, 250mph	Military
FPS Glider	Fluidic propulsion-powered glider, short takeoff, high altitude	Military

The 350 lb. class FPS (J-330 Aircraft) is currently under development. The Company plans to use additional sources of funding to help complete it and bring it to market. It is a VTOL-capable drone using fluidic propulsion and capable of carrying roughly 50-100 lb. in cargo.

Jetoptera's marketing strategy for the current products has focused on targeted, direct outreach to largescale customers, including aircraft manufacturers, the U.S. military, and military contractors. We also use strategic partners and suppliers.

Jetoptera plans to introduce additional products in the coming years, including high-speed VTOL, 500, 1000, 2000, and 4000 lb. class FPS vehicles. The J-2000 and J-4000 are intended to be two-seat and four-seat flying

vehicles respectively. Additional intended products include short take-off and landing vehicles with our FPS integrated into the wings as well as the licensing of our FPS system to third-party manufacturers.

Competition

Given Jetoptera's technology and business model, there are several areas in which to consider competition: propulsion, unmanned, and manned aircraft. In the area of propulsion, the Company's primary competitors are electric and hybrid electric approaches using batteries, electric motors and multiple propellers. In the area of unmanned aircraft, the Company's competitors include defense aerospace companies, such as Kratos®. In thearea of manned aircraft, among the Company's competitors are eVTOL companies such as Volocopter, Lilium, Beta, Kitty Hawk, Wisk, Archer and Joby Aviation.

Customer Base

The Company is pre-revenue. We have won a subcontractor position on an Army SBIR series that is transitioning to a Phase II development. We have also secured two STTR Phase I contracts, and plan to transition those into a combined SBIR Phase II by fall of 2021. Thus far, we have entered into a cooperative research development agreement with the U.S. Navy to fly payloads for their organization. We hope to begin having military sales of the J-55, powered parafoil propulsion systems as well as military funding for the 350 lb. class FPS, the J-330, and larger propulsion systems and aircraft in the next several months.

Intellectual Property

Jetoptera has 199 issued patents and pending patent applications worldwide.

Granted/Issued: 41
Allowed: 6
Pending (but not yet allowed): 152

Patents

Serial/Patent #	Title	Description
U.S. Pat No. 10,800,538	Ejector And Airfoil Configurations	A propulsion system coupled to a vehicle. The system includes an ejector having an outlet structure out of which propulsive fluid flows at a predetermined adjustable velocity. A control surface having a leading edge is located directly downstream of the outlet structure such that propulsive fluid from the ejector flows over the control surface. ***Issued Patent(s)** United States, China (People's Republic), and have validated in the European Patent Convention in the following countries: Czech Republic, Germany, Spain, France, United Kingdom, Italy, Poland, and Turkey ***Pending Applications** Australia, Brazil, Canada, Hong Kong, Israel, India, Japan, Republic of Korea

Serial/Patent #	Title	Description

U.S. Pat. No. 10,501,197	Fluidic Propulsive System	A propulsion system coupled to a vehicle. The system includes a convex surface, a diffusing structure coupled to the convex surface, and at least one conduit coupled to the convex surface. The conduit is configured to introduce to the convex surface a primary fluid produced by the vehicle. The system further includes an intake structure coupled to the convex surface and configured to introduce to the diffusing structure a secondary fluid accessible to the vehicle. The diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid and secondary fluid. ***Issued Patent(s)** United States (Utility: 1 Issued), Japan (1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, Hong Kong, European Patent Convention; Israel, Japan, Republic of Korea

Serial/Patent #	Title	Description
U.S. Pat. Nos. 10,207,812, 10,919,636, 10,934,011, 10,946,976 Design Patent No. D883899	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector. ***Issued Patent(s)** United States (Utility: 4 Issued, 1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Israel, Japan, Republic of Korea

Serial/Patent #	Title	Description
16/656,529 16/255,632	Micro-Turbine Gas Generator And Propulsive System	A propulsion system includes a first compressor in fluid communication with a fluid source. A first conduit is coupled to the first compressor, and a heat exchanger is in fluid communication with the first compressor via the first conduit. A second conduit is positioned proximal to the heat exchanger. A combustor is in fluid communication with the heat exchanger via the second conduit and is configured to generate a high-temperature gas stream. A third conduit is coupled to the combustor, and a first thrust augmentation device is in fluid communication with the combustor via the third conduit. The heat exchanger is positioned within the gas stream generated by the combustor. ***Pending Applications** United States (2); Australia, Brazil, Canada, European Patent Convention; Israel, Japan, Republic of Korea, Malaysia, New Zealand

Serial/Patent #	Title	Description
U.S. Pat. No.: 10,464,668	Configuration For Vertical Take-Off And Landing System For Aerial Vehicles	A vehicle; includes a main body. A fluid generator is coupled to the main body and produces a fluid stream. At least one fore conduit and at least one tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the fore conduit, coupled to the main body and respectively coupled to a starboard side and port side of the vehicle. The fore ejectors respectively comprise an outlet structure out of which fluid flows. At least one tail ejector is fluidly coupled to the tail conduit. The tail ejector comprises an outlet structure out of which fluid flows. A primary airfoil element is coupled to the tail portion. A surface of the primary airfoil element is located directly downstream of the first and second fore ejectors such that the fluid from the first and second fore ejectors flows over such surface. ***Issued Patent(s)** United States (1 Issued); EP (1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, and New Zealand

Serial/Patent #	Title	Description
16/685,551 16/701,034	Internal Combustion Engine Intake Power Booster System	An internal combustion engine includes an intake conduit fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the intake conduit. A fluidic amplifier is disposed within the intake conduit and is fluidically coupled to the ambient fluid and engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of the ambient fluid to the engine cylinder. ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, New Zealand, and Singapore.

Serial/Patent #	Title	Description
15/685,975 and U.S. Pat. No.: 10,464,668	Variable Geometry Thruster	A propulsion system coupled to a vehicle. The system includes a diffusing structure and a conduit portion configured to introduce to the diffusing structure through a passage a primary fluid produced by the vehicle. The passage is defined by a wall, and the diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid. A constricting element is disposed adjacent the wall. An actuating apparatus is coupled to the constricting element and is configured to urge the constricting element toward the wall, thereby reducing the cross- sectional area of the passage. ***Issued Patent(s)** United States (1 Issued) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Israel, Japan, Republic of Korea, Malaysia, New Zealand, and Singapore.

Serial/Patent #	Title	Description
15/786,894	Winglet Ejector Configurations	An ejector system for propelling a vehicle. The system includes a diffusing structure and a duct coupled to the diffusing structure. The duct includes a wall having openings formed therethrough and configured to introduce to the diffusing structure a primary fluid produced by the vehicle. An airfoil is positioned within the flow of the primary fluid through the openings to the diffusing structure. ***Issued Patent(s)** United States (1 Allowed, it should issue shortly) ***Pending Applications** United States (Continuation to be filed); Brazil, Canada, People's Republic of China, European Patent Convention; India, Israel, Japan, Republic of Korea, and Malaysia.

Serial/Patent #	Title	Description
D887,950 D868,627	Flying Car	The ornamental design for a flying car. ***Issued Design Patents** United States (2), also granted in Canada and Australia ***Pending Application** Europe Patent Convention

Serial/Patent #	Title	Description
16/033,197	Gimballed Augmentation Shroud	A system for enhancing the thrust produced by an aircraft propulsion element having a propulsion fluid outlet includes a shroud element having an inlet, an outlet and a diffusing section positioned between the shroud element inlet and shroud element outlet. The shroud element is coupled to the aircraft such that the diffusing section is positioned directly downstream of the propulsion fluid outlet. At least one actuator is operable to rotate the shroud element about a first transverse axis of the shroud element and a second transverse axis of the shroud element. ***Pending Application** United States

Serial/Patent #	Title	Description
16/680,479 16/681,555	Adaptive Vertical Take-Off and Landing Propulsion System	A propulsion system for an aircraft includes a plenum having an intake port and an output port. A fan is coupled to a motor configured to power the fan, and the powered fan is configured to compress ambient air entering the intake port. One or more ejectors are fluidically coupled to the plenum via one or more valves. A nozzle is disposed within the output port and includes a set of vanes. The system operates in a first configuration in which the nozzle vanes are closed and the compressed ambient air exits the plenum only through the one or more valves into the one or more ejectors. The system operates in a second configuration in which the one or more valves are closed, the nozzle vanes are open and the compressed ambient air exits the plenum only through the output port. ***Pending Applications** United States (2) and Patent Cooperation Treaty

Serial/Patent #	Title	Description
D856,898 D856,899	Flying Car	The ornamental design for an airframe for an unmanned aerial vehicle. ***Issued Design Patents** United States (2), also granted in the EPC, Canada and Australia

Serial/Patent #	Title	Description
16/673,514	Internal Combustion Engine Exhaust Pipe Fluidic Purger System	An internal combustion engine includes an exhaust conduit having an exhaust port fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the exhaust conduit. A fluidic amplifier is disposed within the exhaust conduit and is fluidically coupled to the engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of fluid from the engine cylinder to the exhaust port. ***Pending Application** United States (1)

Serial/Patent #	Title	Description
17/056,374	Combination Compressed-Fluid Ejector and Propeller Propulsion System	A propulsion system includes a source of compressed fluid, at least one thruster in fluid communication with the source, at least one turbine in fluid communication with the source and coupled to a propeller, and an apparatus for selectively providing the compressed fluid to one or both of the at least one thruster and the at least one turbine. ***Pending Applications** United States, Australia, Brazil, Canada, People's Republic of China, European Patent Convention; India, Israel, Japan, and the Republic of Korea.

Serial/Patent #	Title	Description
Filed Q4 2020	Fluidic Turbo Heater System	A heating system is configured to produce heated fluid. The system includes a source of primary fluid, a diffusing structure comprising an outlet structure out of which the heated fluid flows, at least one conduit coupled to the source and the diffusing structure and configured to introduce to the diffusing structure the primary fluid, and an intake structure coupled to the diffusing structure and configured to introduce to the diffusing structure a secondary fluid accessible to the system. The heated fluid includes the primary and secondary fluids. ***Pending Applications** United States and Patent Cooperation Treaty (PCT).

Serial/Patent #	Title	Description
Filed Q4 2020	Streamline Airframe with Boundary Ingestion Fluidic Propulsive Elements	A vehicle includes a main body and at least one wing coupled to the main body. A source of compressed fluid is coupled to the main body. The vehicle further includes first and second thrusters, each said first and second thruster having an intake structure and each said first and second thruster in fluid communication with the source. The first thruster is coupled to the main body and the second thruster is coupled to the at least one wing. The first and second thrusters are positioned, when in a first configuration, such that at least a portion of a boundary layer produced due to motion of the vehicle is ingested by the intake structures of the first and second

Serial/Patent #	Title	Description
		thrusters. The vehicle further includes a system for selectively providing the compressed fluid to the first and second thrusters. ***Pending Applications** United States, Australia, Canada, People's Republic of China, European Patent Convention; Israel, Japan, and the Republic of Korea.

Serial/Patent #	Title	Description
29/676,779	NOZZLE	The ornamental design for a nozzle. ***Allowed Design Patent** United States

This representative list is current as of 12 July 2021.

Further details are available upon request.

Jetoptera has not abandoned any of its U.S. applications without at least filing a co-pending continuation. Jetoptera might abandon (or not convert into a regular non-provisional application) one or more of its pending provisional applications.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5628155	IC 012. US 019 021 023 031 035 044. G & S: Drones	Trademark	06/05/15	12/11/18	United States
88237285	IC 007. US 013 019 021 023 031 034 035. G & S: Aircraft engines	Trademark	12/20/18	Pending	United States
88237308	IC 009. US 021 023 026 036 038. G & S: Automated self-contained electronic surveillance devices that can be deployed to gather evidence or intelligence in remote locations	Trademark	12/20/18	Pending	United States
88237328	IC 039. US 100 105. G & S: Freight transportation by air; transport of persons and goods	Service Mark	04/30/19	Pending	United States
88237414	IC 042. US 100 101. G & S: Custom design and engineering of drones and propulsion technology for drones	Service Mark	04/30/19	Pending	United States
88237433	IC 045. US 100 101. G & S: Providing reconnaissance and surveillance services	Service Mark	12/20/18	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to aviation regulations in domestic and, eventually, international markets. Both the propulsion system and airframe will require certification for manned operations. This a relatively well understood process, and the Company plans on such certification with the help of propulsion and airframe partners. The area of unmanned aircraft systems (UAS) is in a state of regulatory flux. Below 55 lbs. (25 kg internationally), there is less regulation and no need for certification. Beyond 55 lbs., and for commercial operations, the rules are evolving. The Company is targeting the military market first and due to our contract successes, there is a very high probability of further progress in obtaining ATO's, or "authority to operate" which is akin to a pre-FAA certification prototype testing phase. It is our intent to continue the prescribed DoD certification path in accordance with a successful prototype to initial operational capability, then to fully operational capability which also enables an Airworthiness Release partly supported by the DoD.

Litigation

No lawsuits have been filed against the Company. One suit has been threatened. The Company regards this threatened suit to be frivolous and immaterial and the Company will defend against it vigorously if filed.